September 22, 2025

Nicholas R. Liuzza
Chief Executive Officer
Beeline Holdings, Inc.
188 Valley Street, Suite 225
Providence, RI 02909

        Re: Beeline Holdings, Inc.
            Draft Registration Statement on Form S-1
            Submitted September 12, 2025
            CIK No. 0001534708
Dear Nicholas R. Liuzza:

       We have conducted a limited review of your draft registration statement and have the following comments.

        Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover page

1. We note your disclosure here and on page 18 that the selling shareholder "may be"
       deemed an underwriter within the meaning of the Securities Act. Because the selling stockholder, C/M Capital Master Fund LP, is the equity line investor under the purchase agreement, please revise your disclosure here and on page 18 to name C/M
       Capital Master Fund LP as an underwriter for this offering. Refer to Question 139.13 of the Compliance and Disclosure Interpretations for the Securities Act Sections.
2. Please disclose the number of shares being registered for sale under the equity line.
       Refer to Question 139.13 of the Compliance and Disclosure Interpretations for the
       Securities Act Sections.
 September 22, 2025
Page 2
Prospectus Summary
BeelineEQUITY, page 5

3. We note your disclosure that you provide title insurance for real estate based cryptocurrency issued by a related party. Please clarify what revenues, if any, you have derived from this business. Describe any liability that you assume in favor of the related party, or the purchasers of the cryptocurrency, based on your title work. In addition, given that the agreement is with a related party, please make that clear here and add a related party transactions section describing this transaction.
Risk Factors
The sale or issuance of our common stock to C/M will create dilution, page 7

4. Please disclose the maximum number of your common shares that can be issued under the equity line purchase agreement with C/M Capital Master Fund LP and describe the dilutive effect of the formula or pricing mechanics on your share price as the result of the equity line purchase agreement.
5. Disclose the maximum amount that may be issued under the Series G convertible shares that were issued to C/M as commitment shares.
The Purchase Agreement
Overview, page 11

6. Please revise to disclose the term of the purchase agreement, as amended.
Selling stockholder, page 15

7. Please disclose in a footnote the natural person or persons who have voting and dispositive control of the shares of C/M Capital Master Fund LP.
Exhibits

8.     It appears that you have amended the purchase agreement with C/M Capital
Master
       Fund LP on September 8, 2025 but have not included it in your exhibit index. Please include it in your next draft submission and describe its material terms.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       We also remind you that your registration statement and non-public draft submission must be on file at least two business days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 September 22, 2025
Page 3

       Please contact Tonya Aldave at 202-551-3601 or Christian Windsor at 202-551-3419
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:   Constantine Christakis, Esq.